SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 4)1

Maxygen, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

577776107 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 2 of 11 Pages

1.	Name of Reporting Person IRS Identification No. of above persons (entities only) Technogen Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power Nil 6. Shared Voting Power 1,333,333 7. Sole Dispositive Power Nil 8. Shared Dispositive Power 1,333,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row 9 3.8%

12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 3 of 11 Pages

1.	Name of Reporting Persons IRS Identification No. of above persons (entities only) Technogen Enterprises, L.L.C

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power Nil 6. Shared Voting Power 63,198 7. Sole Dispositive Power Nil 8. Shared Dispositive Power 63,198

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,198

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row 9 Less than 1%

12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 4 of 11 Pages

1.	Name of Reporting Persons IRS Identification No. of above persons (entities only) Technogen Managers, L.L.C.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power Nil 6. Shared Voting Power 1,333,333 7. Sole Dispositive Power Nil 8. Shared Dispositive Power 1,333,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 3.8%

12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 5 of 11 Pages

1.	Name of Reporting Persons IRS Identification No. of above persons (entities only) Isaac Stein

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 524,166 6. Shared Voting Power 1,396,531 7. Sole Dispositive Power 524,166 8. Shared Dispositive Power 1,396,531

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,697

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.5%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 6 of 11 Pages

1.	Name of Reporting Persons IRS Identification No. of above persons (entities only) Gordon Ringold

2.	Check The Appropriate Box If A Member Of A Group* (a) ☐ (b) ☒

3.	Sec Use Only

4.	Citizenship Or Place Of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 495,096 6. Shared Voting Power 1,396,531 7. Sole Dispositive Power 495,096 8. Shared Dispositive Power 1,396,531

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,627

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 7 of 11 Pages

Item 1.	(a)	Name of Issuer Maxygen, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices 515 Galveston Drive Redwood City, California 94063

Item 2.	(a)	Name of Person Filing

		I.	Technogen Associates, L.P.

		II.	Technogen Enterprises, L.L.C

		III.	Technogen Managers, L.L.C.

		IV.	Issac Stein

		V.	Gordon Ringold

Item 2.	(b)	Address of Principal Business Office 275 Middlefield Road Menlo Park, California 94025

Item 2.	(c)	Citizenship

		I, II and III	California

		IV and V	United States

Item 2.	(d)	Title of Class of Securities Common Stock, par value $0.0001

Item 2.	(e)	CUSIP Number 577776107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a: N.A. If this statement is filed pursuant to Rule 13d-1(c), check this box.			☐

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 8 of 11 Pages

Item 4.

Ownership.

The Reporting Persons disclaim membership in a group.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table. The percentage calculations are based on the 34,857,642 shares of Common Stock reported to be outstanding as of November 1, 2003 in the Issuer’s 10-Q as filed with the Securities and Exchange Commission for the period ended September 30, 2003.

			Power to Vote		Power to Dispose
Person	No. of Securities Beneficially Owned	% of Class	Sole	Shared	Sole	Shared
Technogen Associates, L.P.	1,333,333	3.8%	0	1,333,333	0	1,333,333
Technogen Enterprises, L.L.C.	63,198	*	0	63,198	0	63,198
Technogen Managers, L.L.C. (1)	1,333,333	3.8%	0	1,333,333	0	1,333,333
Isaac Stein (2)	1,920,697	5.5%	524,166	1,396,531	524,166	1,396,531
Gordon Ringold (3)	1,891,627	5.4%	495,096	1,396,531	495,096	1,396,531
Total	2,415,793	6.9%	1,019,262	1,396,531	1,019,262	1,396,531

*	Less than 1%

(1)	Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P.

(2)	Includes 1,333,333 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Mr. Stein is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and has shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares held by the limited liability companies. Mr. Stein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Includes 497,386 shares held by the Stein 1995 Revocable Trust, of which Mr. Stein is a trustee. Includes 20,000 shares that are subject to immediately exerciseable options, of which 5,000 shares are subject to a right of repurchase by the Issuer.

(3)	Includes 1,333,333 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Dr. Ringold is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and has shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares held by the limited liability companies. Dr. Ringold disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Includes 474,231 shares held by the Gordon Ringold and Tanya Zarucki 1999 Trust. Includes 20,000 shares that are subject to immediately exerciseable options, of which 5,000 shares are subject to a right of repurchase by the Issuer.

Schedule 13G	Forms

CUSIP No. 577776107	13G	Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class

	I, II and III	Technogen Associates, L.P., Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. have ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	I, II and III	N.A.

	IV	Beneficiaries of the Stein 1995 Revocable Trust have the right to receive the proceeds from the sale of 497,386 shares held by such trust, in accordance with the trust documents.

	V	Beneficiaries of the Gordon Ringold and Tanya Zarucki 1999 Trust have the right to receive the proceeds from the sale of 474,231 shares held by such trust, in accordance with the trust documents.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8.	Identification and Classification of Members of the Group

N.A.

Item 9.	Notice of Dissolution of Group

N.A.

Item 10.	Certification

N.A.

Material to be Filed as Exhibits

	A.	Agreement of Joint Filing

Schedule 13G	Forms

	13G	Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004	TECHNOGEN ASSOCIATES, L.P.

	By:	TECHNOGEN MANAGERS, L.L.C.
its general partner

	By:	/s/ Isaac Stein

Isaac Stein Member

TECHNOGEN ENTERPRISES, L.L.C.

	By:	/s/ Isaac Stein

Isaac Stein Member

TECHNOGEN MANAGERS, L.L.C.

	By:	/s/ Isaac Stein

Isaac Stein Member

/s/ Isaac Stein

Isaac Stein

/s/ Gordon Ringold

Gordon Ringold

Schedule 13G	Forms

	13G	Page 11 of 11 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Maxygen, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

February 13, 2004	TECHNOGEN ASSOCIATES, L.P.

	By:	TECHNOGEN MANAGERS, L.L.C.,
its general partner

	By:	/s/ Isaac Stein

Isaac Stein Member

TECHNOGEN ENTERPRISES, L.L.C.

	By:	/s/ Isaac Stein

Isaac Stein Member

TECHNOGEN MANAGERS, L.L.C.

	By:	/s/ Isaac Stein

Isaac Stein Member

/s/ Isaac Stein

Isaac Stein

/s/ Gordon Ringold

Gordon Ringold